CONSENT OF PROFESSIONAL

Dated October 18, 2010

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

New Brunswick Securities Commission

Securities Commission of Newfoundland and Labrador

Prince Edward Island Securities Office
Toronto Stock Exchange

Ladies and Gentlemen

Re:	Platinum Group Metals Ltd. (the “Company”) – Consent of Qualified Person

Reference is made to the technical report I authored, in part, dated November 20, 2009 titled “Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” (the “Report”).

In connection with the Company’s Final Short Form Prospectus dated October 18, 2010, all supplements thereto and all documents incorporated by reference therein (collectively, the “Prospectus”), I consent to the use of my name, Wardrop Engineering and references to the Report, or portions thereof, in the Prospectus and to the inclusion or incorporation by reference of information derived from the Report in the Prospectus.

I have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

“Signed”

Byron Stewart, (BSc Mining Engineering) Wardrop Engineering